UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

B B HOLDINGS LIMITED

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BB HOLDINGS LIMITED

Date: June 5, 2006	By:	/s/ P.T. OSBORNE
Philip T. Osborne
Company Secretary

2

BB HOLDINGS LIMITED ANNOUNCES GRANTING OF OPTIONS

Belize City, Belize, 2 June 2006 – BB Holdings Limited (London: BBHL) (the “Company”) hereby notifies that on 31 May 2006, Philip Johnson, the Chief Executive of the Financial Services division of the Company, was granted options over 2,000,000 ordinary shares of the Company at an exercise price of US $6.50 per share (the “Options”).

The Options were granted under the Company’s Long-Term Incentive Plan and vest in two tranches as to 500,000 in number on or after 28 February 2010 and 1,500,000 on or after 15 March 2011.

Forward Looking Statements

Certain statements in this press release may constitute ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Company, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for the Company’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect the Company’s businesses and performance are set forth in submissions by the Company with the United States Securities and Exchange Commission (the ‘SEC’), which are available without charge from the SEC at www.sec.gov.

For further information contact:

BB Holdings	Makinson Cowell
Belize: +501 227 7178	+1 (212) 994 9044
UK: +44 (0)20 7248 6700

Note: This and other press releases are available at the Company’s web site:

http://www.bbholdingslimited.com